Mail Stop 3561

June 25, 2007

Ms. Li Jun Peng
Chief Financial Officer and Controller
China Agritech, Inc.
A# Room 0706-0707, The Spaces International Center
No. 8, Dongdaqiao Road
Chaoyang District, Beijing 100020
Peoples Republic of China

> **Re: China Agritech, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-K/A for Fiscal Year Ended December 31, 2006**
> **Filed April 19, 2007**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2007**
> **Filed May 15, 2007**
> **File No. 000-49608**

Dear Ms. Peng:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

December 31, 2006 10-K

Item 8. Financial Statements and Supplementary Financial Data

1.   Please revise your disclosure to provide selected quarterly financial data as required by Item 302 of Regulation S-K.

Item 9A. Controls and Procedures

2.   We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Given this qualification, the disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, the reference to reasonable assurance could be removed from the disclosure.

Item 15. Exhibits and Financial Statement Schedules

3.   Please revise to provide the financial statement schedules required by Rule 5-04 of Regulation S-X.

Report of Independent Registered Public Accounting Firm

4.   We note that the audit report does not address the December 31, 2005 balance sheet and the statements of income, stockholders' equity and cash flows for the year ended December 31, 2004. Please request your auditor to revise the report to include all of the periods presented in the financial statements. We note that it appears that the report should refer to stockholders' equity rather than stockholders' deficit.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 or Carlton Tartar, Assistant Chief Accountant at (202) 551-3558 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies